Mail Stop 3561

March 7, 2007

By Facsimile and U.S. Mail

Mr. J. S. B. Jenkins
President and Chief Executive Officer
Tandy Brands Accessories, Inc.
690 East Lamar Boulevard, Suite 200
Arlington, Texas   76011

      Re: Tandy Brands Accessories, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2006
              Filed September 22, 2006
              Form 10-Q for the Fiscal Quarter Ended December 31, 2006
              Filed February 14, 2007
              File No. 0-18927

Dear Mr. Jenkins:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Consolidated Financial Statements

Mr. J. S. B. Jenkins
Tandy Brands Accessories, Inc.
March 7, 2007
Page 2

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Impairment of Long-Lived Assets and Goodwill, page 33

2.   Please disclose when you perform your annual test of goodwill for impairment. See
        paragraph 26 of SFAS 142.

Revenue and Cost of Goods Sold, page 34

3.   We note from your disclosure that you receive certain allowances and credits from
        vendors in connection with the purchase or promotion of their products, including fees
        for cooperative advertising. However, it is not clear from your disclosure when you
        record these items. Please clarify to us and revise your disclosure to include in your
        accounting policy the timing of your receipt of these allowances and credits, and the
        period that you record them. With respect to cooperative advertising allowances, please
        tell us and disclose the amount of cooperative advertising reimbursements that maybe
        netted against gross advertising expense. In addition, we believe you should also include
        in your revised footnote disclosure the following additional information:

        •   the number of vendors with whom you have reimbursement agreements;
        •   the terms (length of time) and conditions of the agreements;
        •   whether or not management would continue to incur the same level of
            advertising expenditures if vendors discontinued their support;
        •   if management cannot represent that they will continue to incur similar
            levels of advertising expenditures in the absence of these vendor
            agreements, please discuss in management's discussion and analysis that
            reductions in the current level of advertising expenditures may adversely
            affect revenues; and
        •   the dollar amount of the excess reimbursements, if any, over costs
            incurred that are recorded as a reduction of cost of sales.

        Refer to EITF 02-16 and paragraph .49 of SOP 93-7. Please show us in your
        supplemental response what your disclosures will look like revised.

Item 9A. Controls and Procedures, page 46

4.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer
        concluded that your company's disclosure controls and procedures are effective in timely
        alerting them to material information (including information relating to your consolidated
        subsidiaries) required to be included in your periodic reports. Your use of the phrase
        "material information" could be interpreted as being restrictive. In this regard, please

confirm to us that your officers concluded that your disclosure controls and procedures were effective in timely alerting them to information required to be included in your filings under the Securities Exchange Act of 1934. Please also confirm to us that this is also the case with respect to your disclosure in Item 4 – Controls and Procedures in your Form 10-Q's for the quarters ended September 30, 2006 and December 31, 2006 and revise your disclosures accordingly in future filings. See Exchange Act Rule 13a-15(e).

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments

Mr. J. S. B. Jenkins
Tandy Brands Accessories, Inc.
March 7, 2007
Page 4

on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief